Exhibit (a)(4)
                                                                  --------------





                                Contact:     Betty Turner
                                             Vice-President-Public Affairs
                                             (803) 547-3738
                                             (704) 362-0316

                                             Heartland Industrial Partners, L.P.
                                             Daniel P. Tredwell
                                             (203) 861-2622



FOR IMMEDIATE RELEASE                                         September 5, 2001



             SPRINGS ANNOUNCES COMPLETION OF GOING PRIVATE PROPOSAL


         FORT MILL, SC AND GREENWICH, CT -- Springs Industries, Inc. (NYSE:SMI) announced today that it completed a recapitalization merger with the Close Family, the descendents of the founders of Springs, and an affiliate of Heartland Industrial Partners, L.P., a private equity firm.

         "We are pleased that the transaction is completed and that we can move forward with our strategy of building a stronger, more competitive company," said Crandall C. Bowles, Springs chairman and chief executive officer.

         As a result of the merger, each outstanding share of Springs common stock held by public shareholders has been converted into the right to receive $46.00 in cash.

         Shares of Springs class A common stock will cease trading on the New York Stock Exchange as of the close of the market today. Public shareholders of record of Springs common stock as of the closing of the merger will receive written instructions on how to surrender their shares of common stock for payment.

         The value of the recapitalization transaction, including the assumption of debt, was in excess of $1.2 billion.

         Crandall C. Bowles will remain chief executive officer of the company and she along with L.S. Close, president and chief executive officer of Sandlapper Fabrics, Robert Lee, managing director of Sheffield Merchant Banking Group, and from Heartland Industrial Partners, David Stockman, senior management director, W. Gerald McConnell, senior managing director, and Daniel P. Tredwell, senior managing director, will comprise the board of directors of Springs Industries, Inc. as of today.

         Heartland Industrial Partners, L.P. is a private equity firm established to "buy, build and grow" industrial companies in sectors with attractive consolidation opportunities. The firm has equity commitments of approximately $1.2 billion. Heartland was founded by David A. Stockman, a former partner of The Blackstone Group and a Reagan administration cabinet officer; Timothy D. Leuliette, the former president and chief operating officer of Penske Corporation; and Daniel P. Tredwell, a former managing director of Chase Securities.

         Founded in 1887 in Fort Mill, SC, Springs Industries became a public company on December 27, 1966 and traded on the New York Stock Exchange under the symbol SMI for the past thirty-five years. Springs supplies leading retailers with a complete line of sheets, towels, comforters, window treatments and other coordinated home fashions designed to simplify home decorating for every consumer. Our major brands are Wamsutta(R), Springmaid(R), Regal(R), Graber(R), Bali(R), Nanik(R) and Dundee(R). Springs also markets bed and bath products for institutional and hospitality customers, home sewing fabrics, and baby bedding and baby apparel products. The company operates facilities in 13 U.S. states and owns marketing and distribution subsidiaries in Canada and Mexico.


                                 www.springs.com






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